

July 18, 2014

<u>Via Email</u>
Jerry Ku, Esq.
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
Suite 2101, Building C, Yintai Center
#2 Jianguomenwai Ave.
Chaoyang District
Beijing 100022, P.R. China

RE: **Charm Communications, Inc.**
Schedule 13e-3
Filed May 23, 2014
File No. 005-86038

Dear Mr. Ku:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13e-3</u>

<u>General</u>

1. Please refer to the initial merger agreement, which acknowledges the beneficial ownership of Ms. Dan Dina Liu of company shares. We note the removal of all references to Ms. Dan in Amendment No. 2 to the merger agreement. Please supplementally advise us of Ms. Dan Dina Liu's relationship to the filing parties on SC 13e-3 and/or involvement in the going private transaction.

2.   Please fill in all blanks and include information as of the most reasonable practicable date.

3.   Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the front of the prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).

4.   We refer to disclosure throughout the preliminary proxy statement regarding the position of the special committee and the board of directors that the transaction is fair to and in the best interests of the company. Please revise all such disclosure, wherever applicable to address separately the board of directors' determination of the fairness of the transaction to <u>unaffiliated</u> shareholders who will no longer retain an interest in the company following the transaction's consummation. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

Special Factors, page 36

Background of the Merger, page 36

5.   Please revise the forefront of the proxy statement and disclosure under this heading to describe in greater detail the material objections raised by Mr. Waters, when Mr. Waters or any other board member or shareholder first expressed concern regarding the transaction and whether the Board considered Mr. Water's objections or those of any other shareholder in arriving at their determination to proceed with the transaction.

6.   Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify the advisors or other counsel, company management or CMC or its affiliates, who were present at each meeting and the persons who initiated the meetings. For example, revise to disclose:

- material details regarding a proposed transaction that were discussed at meetings between CMC and the Founder prior to the execution of the Consortium Agreement in September 2013;

- how the Consortium arrived at an initial bid proposal of $2.35 per Share;

- the "select" shareholders with whom the special committee and advisors met between December 2013 and May 2014, how they were "selected" for discussions and the material details of the discussions held relating to the going private transaction, inclusive of a detailed description of any alternate transactions or plans proposed;

- material discussions amongst members of the Consortium and/or their advisors that preceded the Consortium's notice to the special committee in May that it was reconsidering its proposal, including its initial offer price;

- all material discussions held amongst the filing parties and their advisors regarding the terms of the transaction, inclusive of a reasonably detailed summary of the "concessions" and counter-proposals presented on material aspects of the transaction during the course of negotiation; and,

- any specific counter-offers or bids considered by the Special Committee and whether a specific counter-proposal to $2.35 per Share was ever presented to the Consortium.

7.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. You disclose that China Renaissance provided "updates" throughout the diligence process. Please clarify and summarize in the disclosure the substance of these updates or reports.

8.   Refer to our prior comment. If the data and analyses included in initial presentations by China Renaissance differ in any material way from its May 16, 2014 presentation to the special committee, please explain the reason for the difference. Also, we remind you that any written materials, such as board books, draft reports, or analyses related to the going private transaction, if not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Reason for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 43

9.   Subsequent to the proposed merger, supplementally advise us of whether any of the company's current directors (other than the Mr. Dang) or the company's current officers will be employed by, serve as a director or have equity ownership of the post-merger surviving entity.

10.   The recommendation and analysis by the Board and Consortium does not sufficiently explain how the filing parties arrived at their procedural fairness determinations in light of the structure of the transaction, which is not subject to minority shareholder approval and which, given the 68.7% total voting power of the Consortium, ensures approval of the merger. Please revise.

11.   Please refer to our prior comment and explain how the special committee considered the advice received by its advisors in December 2013 to structure the transaction to require minority approval and whether the special committee, board or Consortium discussed such a structure and if not, why not. Refer to Item 1014(c) of Regulation M-A

12.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). While we note reference to the valuations methodologies used or considered, further discussion is warranted to clarify the parties' conclusions regarding fairness. For example, expand the discussion to address:

- the filing parties' consideration of the mean premium to stock price for all transactions in the selected transaction analyses, which was significantly higher than the percentage premium represented by the merger offer price;

- how the filing parties considered the range of historical prices, including the $5.85 52-week high share price;

- the filing parties' consideration of the discounted cash flow analysis, which produced an implied per share equity value with a higher per share value range than the merger consideration being offered even at the lowest end of the valuation analyses; and,

- the objections raised by the dissenting board member, which specifically referenced the undervaluation of the company's shares and future prospects.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

Opinion of the Special Committee's Financial Advisor, page 55

13.   We note that China Renaissance performed a Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the criteria chosen by the advisor to provide better context to the comparability of such transactions or companies. Identify for example, data points (companies or transactions) that may have skewed the results of the analysis. Similarly, given the significant possibility of variance in the market capitalization of companies with market capitalization's below $1 billion, revise to identify why the specific foreign-listed Chinese advertising companies were chosen.

The Company's Net Book Value and Net Earnings, page 64

14.   Please revise to disclose the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Your current disclosure only describes Mr. Dang's interest. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

Alternatives to the Merger, page 65

15.   As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by <u>each</u> filing party and the reasons for their rejection. For example, highlight CMC's consideration of alternatives, if any.

16.   We refer to disclosure in the Background section regarding the meetings held with select shareholders to explore potential "alternatives" to the proposed transaction. Disclose which alternatives, if any, were considered by the special committee and the reasons for their rejection.

17.   Please clarify here and in the Background who advised the special committee with respect to its selection of 23 potential buyers and 8 strategic buyers.

Financial Information, page 103
Selected Historical Financial Information, page 103

18.   You do not appear to have disclosed the ratio of earnings to fixed charges. Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to the undersigned at (202) 551-3757.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel, Office of
Mergers & Acquisitions

Cc (via email):   Cindy Wang
VP Finance, Charm Communications, Inc.